Exhibit 99.2

(formerly operating as Dejour Enterprises Ltd.)

CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2010

Independent Auditor's Report

To the shareholders of
Dejour Energy Inc.

We have audited the accompanying consolidated financial statements of Dejour Energy Inc. (formerly operating as Dejour Enterprises Ltd.), which comprise the consolidated balance sheets as at December 31, 2010, and the consolidated statements of operations and deficit for the year then ended, and a summary of significant accounting policies and other explanatory information.

Management's Responsibility for the Consolidated financial statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with Canadian generally accepted accounting principles, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audit. We conducted our audit in accordance with Canadian generally accepted auditing standards. Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Dejour Energy Inc. as at December 31, 2010 and the results of its operations and its cash flows for the year then ended in accordance with Canadian generally accepted accounting principles.

Tel: 403 266 5608
Fax: 403 233 7833
www.bdo.ca

BDO Canada LLP
620, 903 - 8th Avenue SW
Calgary AB T2P 0P7 Canada

Emphasis of Matter

Without qualifying our opinion, we draw attention to Note 1 in the consolidated financial statements which indicates that the entity incurred a loss of $5,164,878 for the year ended December 31, 2010 and, as of that date the entity's current liabilities exceeded its current assets by $1,983,857. These conditions, along with other matters as set forth in Note 1, indicate the existence of a material uncertainty that may cast significant doubt about the entity's ability to continue as a going concern.

Other Matters

The consolidated financial statements of the Company for the year ended December 31, 2009, were audited by another auditor who expressed an unmodified opinion on those statements on March 26, 2010.

BDO Canada LLP
Chartered Accountants

Calgary, AB

March 29, 2011

BDO Canada LLP, a Canadian limited liability partnership, is a member of BDO International Limited, a UK company limited by guarantee, and forms part of the international BDO network of independent member firms.

DEJOUR ENERGY INC.
CONSOLIDATED BALANCE SHEETS
 (Expressed in Canadian Dollars)

	December 31,	December 31,
	2010	2009

ASSETS
Current
Cash and cash equivalents	$4,757,525	$2,732,696
Accounts receivable	688,626	724,773
Prepaids and deposits	92,738	126,266
	5,538,889	3,583,735
Deposits	442,261	429,406
Equipment (Note 4)	102,765	114,747
Uranium properties (Note 6(a))	523,205	533,085
Oil and gas properties (Note 6(b))	39,748,046	41,224,903
	$46,355,166	$45,885,876

LIABILITIES
Current
Bank line of credit and bridge loan (Note 7)	$4,800,000	$850,000
Accounts payable and accrued liabilities	2,472,746	2,653,483
Unrealized financial instrument loss	-	99,894
Loans from related parties (Note 8)	250,000	-
	7,522,746	3,603,377
Loans from related parties (Note 8)	-	2,345,401
Deferred leasehold inducement	31,707	39,913
Asset retirement obligations (Note 9)	541,218	208,516
	8,095,672	6,197,207

SHAREHOLDERS' EQUITY
Share capital (Note 10)	75,575,012	72,559,504
Contributed surplus (Note 12)	7,235,106	6,614,805
Deficit	(44,550,624)	(39,385,746)
Accumulated other comprehensive loss	-	(99,894)
	38,259,494	39,688,669
	$46,355,166	$45,885,876

Basis of presentation and going concern (Note 1)
Commitments (Notes 7, 8, 9 and 16)
Subsequent Events (Note 20)

Approved on behalf of the Board:

“Robert Hodgkinson”	“Craig Sturrock”
Robert Hodgkinson – Director	Craig Sturrock – Director

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS AND DEFICIT
 (Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31	December 31
	2010	2009

REVENUES
Oil and natural gas revenue	$8,085,627	$6,470,725
Realized financial instrument gain	67,922	315,270
	8,153,549	6,785,995

EXPENSES
Royalties	1,311,767	569,476
Operating and transportation	2,604,666	2,915,002
General and administrative	3,423,906	4,038,332
Interest expense and finance fee	1,074,923	818,494
Stock based compensation (Note 11)	620,301	697,467
Foreign exchange loss (gain)	27,692	(257,319)
Impairment of oil and gas properties (Note 6(b))	-	5,359,783
Amortization, depletion and accretion (Notes 4, 6, and 9)	5,249,894	6,436,553
	14,313,149	20,577,788

LOSS BEFORE THE FOLLOWING AND INCOME TAXES	(6,159,600)	(13,791,793)
Interest and other income	36,602	417,024
Loss on disposition of investment in Titan (Note 5)	-	(274,187)
Equity loss from Titan (Note 5)	-	(142,196)
Impairment of uranium properties (Note 6(a))	(9,880)	(148,906)
LOSS BEFORE INCOME TAXES	(6,132,878)	(13,940,058)

FUTURE INCOME TAXES RECOVERY (Note 15)	968,000	1,133,140
NET LOSS FOR THE YEAR	(5,164,878)	(12,806,918)

DEFICIT, BEGINNING OF THE YEAR	(39,385,746)	(26,578,828)

DEFICIT, END OF THE YEAR	$(44,550,624)	$(39,385,746)

NET LOSS PER SHARE - BASIC AND DILUTED	$(0.05)	$(0.16)

WEIGHTED AVERAGE NUMBER OF COMMON SHARES OUTSTANDING - BASIC AND DILUTED	99,788,625	78,926,223

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS AND ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS)
 (Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31	December 31,
	2010	2009

NET LOSS FOR THE YEAR	$(5,164,878)	$(12,806,918)
Unrealized financial instrument loss	-	(99,894)
COMPREHENSIVE LOSS FOR THE YEAR	$(5,164,878)	$(12,906,812)

ACCUMULATED OTHER COMPREHENSIVE INCOME (LOSS), BEGINNING OF THE YEAR	$(99,894)	$107,768
Unrealized loss arising during the year	-	(99,894)
Realized loss (gain) during the year	99,894	(107,768)

ACCUMULATED OTHER COMPREHENSIVE LOSS, END OF THE YEAR	$-	$(99,894)

The accompanying notes are an integral part of these consolidated financial statements.

DEJOUR ENERGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(Expressed in Canadian Dollars)

	Year Ended	Year Ended
	December 31	December 31
	2010	2009
CASH FLOWS USED IN OPERATING ACTIVITIES
Net loss for the year	$(5,164,878)	$(12,806,918)
Adjustment for items not affecting cash:
Amortization, depletion and accretion	5,249,894	6,436,553
Equity loss from Titan	-	142,196
Stock based compensation	620,301	697,467
Non-cash finance fees	112,666	56,334
Realized foreign exchange gain	-	(333,900)
Impairment of uranium properties	9,880	148,906
Impairment of oil and gas properties	-	5,359,783
Future income taxes recovery	(968,000)	(1,133,140)
Loss on disposal of investment in Titan	-	274,187
Non-cash general and administrative expenses	10,609	-
Deferred leasehold inducement	-	43,332
Amortization of deferred leasehold inducement	(8,206)	(3,419)
Changes in non-cash operating working capital (Note 13)	533,411	(47,977)
	395,678	(1,166,596)

CASH FLOWS FROM (USED IN) INVESTING ACTIVITIES
Deposits	(12,855)	(158,151)
Purchase of equipment	(26,945)	(39,279)
Proceeds on disposal of investment in Titan (Note 5)	-	2,305,491
Proceeds from sales of oil and gas properties	1,603,971	5,542,497
Resource properties expenditures	(5,015,989)	(2,587,209)
Changes in non-cash investing working capital (Note 13)	(402,811)	(1,187,318)
	(3,854,629)	3,876,031

CASH FLOWS FROM (USED IN) FINANCING ACTIVITIES
Repayment of line of credit	(850,000)	(5,037,450)
Advance of bridge loan	4,800,000	-
Repayment of loans from related parties	(2,208,067)	(800,350)
Shares issued for cash	3,983,508	4,823,105
Changes in non-cash financing working capital (Note 13)	(241,661)	293,731
	5,483,780	(720,964)

INCREASE IN CASH AND CASH EQUIVALENTS	2,024,829	1,988,471

CASH AND CASH EQUIVALENTS, BEGINNING OF THE YEAR	2,732,696	744,225
CASH AND CASH EQUIVALENTS, END OF THE YEAR	$4,757,525	$2,732,696

Supplemental Cash Flow Information – Note 13

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 1 – NATURE OF OPERATIONS AND GOING CONCERN

Dejour Energy Inc. (the “Company”) is a public company trading on the New York Stock Exchange AMEX (“NYSE-AMEX”) and the Toronto Stock Exchange (“TSX”), under the symbol “DEJ.”  The Company is in the business of exploring and developing energy projects with a focus on oil and gas in North America. On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

All dollar amounts are stated in Canadian dollars, the Company’s reporting currency, unless otherwise indicated. Certain of the comparative figures have been reclassified to conform to the current year’s presentation, if necessary.

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, Dejour Energy (USA) Corp. (“Dejour USA”), incorporated in Nevada, Dejour Energy (Alberta) Ltd. (“DEAL”), Wild Horse Energy Ltd. (“Wild Horse”), incorporated in Alberta, and 0855524 B.C. Ltd., incorporated in B.C.  All intercompany transactions are eliminated upon consolidation.

These consolidated financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the payment of liabilities in the ordinary course of business.  Should the Company be unable to continue as a going concern, it may be unable to realize the carrying value of its assets and to meet its liabilities as they become due. At December 31, 2010, the Company has an accumulated deficit of $44,550,624 and a working capital deficiency of $1,983,857 and incurred a loss for the year of $5,164,878.  The Company’s $4,800,000 bridge loan facility is due April 30, 2011 (Note 7). As described in Note 20 subsequent to year end, the Company raised US$3,303,000 gross proceeds by way of a private placement which was used for resource property expenditures and to supplement working capital, repaid its loan from a related party and entered into a joint venture agreement that upon satisfactory achievement of certain objectives commits the Company to certain capital expenditures. The Company's ability to continue as a going concern is dependent upon attaining profitable operations and obtaining sufficient debt and equity financing to meet obligations and continue exploration and development activities.  There is no assurance that these activities will be successful.  These consolidated financial statements do not reflect the adjustments to the carrying values of assets and liabilities, the reported expenses, and the balance sheet classifications used, that would be necessary if the going concern assumption were not appropriate and such adjustments may be significant.

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS

(a)	Recently Adopted Accounting Policies

On January 1, 2010, the Company adopted the following Canadian Institute of Chartered Accountants (“CICA”) Handbook sections:

•
Business Combinations, Section 1582, which replaces the previous business combinations standard. The standard requires assets and liabilities acquired in a business combination, contingent consideration and certain acquired contingencies to be measured at their fair values as of the date of acquisition. In addition, acquisition-related and restructuring costs are to be recognized separately from the business combination and included in the statement of operations. The adoption of this standard had no impact but will impact the accounting treatment of future business combinations entered into after January 1, 2010.

•
Consolidated Financial Statements, Section 1601, which, together with Section 1602 below, replace the former consolidated financial statements standard. Section 1601 establishes the requirements for the preparation of consolidated financial statements. The adoption of this standard had no impact on the Company’s consolidated financial statements.

•
Non-controlling Interests, Section 1602, which establishes the accounting for a non-controlling interest in a subsidiary in consolidated financial statements subsequent to a business combination. The standard requires a non-controlling interest in a subsidiary to be classified as a separate component of equity. In addition, net earnings and components of other comprehensive income are attributed to both the parent and non-controlling interest. The adoption of this standard has had no impact on the Company’s consolidated financial statements.

NOTE 2 – RECENTLY ADOPTED ACCOUNTING POLICIES AND FUTURE ACCOUNTING PRONOUNCEMENTS (continued)

(b)	Future Accounting Pronouncements

The following accounting pronouncements are applicable to future reporting periods.  The Company is currently evaluating the effects of adopting these standards:

In February 2008 the CICA’s Accounting Standards Board announced that Canadian publicly accountable enterprises will be required to adopt International Financial Reporting Standards (IFRS) effective January 1, 2011.  As a result, the Company will publish its first consolidated financial statements, prepared in accordance with IFRS, for the quarter ending March 31, 2011. The Company will also provide comparative data on an IFRS basis, including an opening balance sheet as at January 1, 2010.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES

(a)	Cash and Cash Equivalents

Cash and cash equivalents consist of cash and highly liquid investments having maturity dates of three months or less from the date of acquisition that are readily convertible to cash.

(b)	Resource Properties

Mineral properties

The Company records its interests in mineral properties at cost less any impairment.  Where specific exploration programs are planned and budgeted by management, the cost of mineral properties and related exploration expenditures are capitalized until the properties are placed into commercial production, sold, abandoned or determined by management to be impaired in value.  These costs will be amortized over the estimated useful lives of the properties following the commencement of production or written off if the properties are sold or abandoned.

The costs include the cash or other consideration and the assigned value of shares issued, if any, on the acquisition of mineral properties.  Costs related to properties acquired under option agreements or joint ventures, whereby payments are made at the sole discretion of the Company, are recorded in the accounts at such time as the payments are made.  For properties held jointly with other parties the Company only records its proportionate share of acquisition and exploration costs.  The proceeds from options granted are deducted from the cost of the related property and any excess is deducted from other remaining capitalized property costs.  The Company does not accrue estimated future costs of maintaining its mineral properties in good standing. To date the Company has not recorded any asset retirement obligations for its mineral properties as it has only performed preliminary exploratory work and has not incurred significant reclamation obligations.

Capitalized costs as reported on the balance sheet represent costs incurred to date and may not reflect recoverable value.  Recovery of carrying value is dependent upon future commercial success or proceeds from disposition of the mineral interests.

Management evaluates each mineral interest on a reporting period basis or as events and changes in circumstances warrant, and makes a determination based on exploration activity and results, estimated future cash flows and availability of funding as to whether costs are capitalized or charged to operations. Mineral property interests, where future cash flows are not reasonably determinable, are evaluated for impairment based on management’s intentions and determination of the extent to which future exploration programs are warranted and likely to be funded.

General exploration costs not related to specific properties and general administrative expenses are charged to operations in the year in which they are incurred.

The Company does not have any producing mineral properties and all of its efforts to date have been exploratory in nature.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

Oil and gas properties

The Company follows the full cost method of accounting for its oil and gas operations whereby all costs related to the acquisition of, exploration for and development of petroleum and natural gas interests are capitalized by country in a cost centre.  Such costs include land and lease acquisition costs, annual carrying charges of non-producing properties, geological and geophysical costs, interest costs, costs of drilling and equipping productive and non-productive wells, and direct exploration consulting fees. Proceeds from the disposal of oil and gas interests are recorded as a reduction of the related expenditures without recognition of a gain or loss unless the disposal would result in a change of 20 percent or more in the depletion rate.

Depletion and depreciation of the capitalized costs are computed using the unit-of-production method based on the estimated proven reserves of oil and gas determined by independent consultants.  Costs of significant unproved properties, net of impairment, and estimated salvage values are excluded from the depletion and depreciation calculation.

Estimated future removal and site restoration costs are provided over the life of proven reserves on a unit-of-production basis. Costs, which include the cost of production, equipment removal and environmental clean-up, are estimated each period by management based on current regulations, costs, technologies and industry standards.

The Company places a limit on the aggregate carrying value of its oil and gas properties, which may be amortized against revenues of future periods.

Impairment is recognized if the carrying amount of the oil and gas properties exceeds the sum of the undiscounted cash flows expected to result from the Company’s proved reserves.  Cash flows are calculated based on third party quoted forward prices, adjusted for the Company’s contract prices and quality differentials.  Upon recognition of impairment, the Company measures the amount of impairment by comparing the carrying amount of oil and gas properties to the estimated net present value of future cash flows from proved plus risked probable reserves discounted at the market interest rate.  Any excess carrying amount above the net present value of the Company’s future expected cash flows is recorded as a permanent impairment and charged to operations.

The cost of unproved properties is excluded from the impairment test described above and subject to a separate impairment test.  In the case of impairment, the book value of the impaired properties is moved to the petroleum and natural gas depletion base.

(c)	Equipment

Equipment is recorded at cost with amortization being provided using the declining balance basis at the following rates:

Office furniture and equipment	20%
Computer equipment	45%
Software	100%
Leasehold improvements	term of lease

The carrying values of all categories of equipment are reviewed for impairment whenever events or changes in circumstances indicate the recoverable value may be less than the carrying amount. Recoverable value is based on estimates of undiscounted future net cash flows expected to be recovered from specific assets or groups through use or future disposition. One-half of the annual rates are used in the year of the acquisition.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(d)	Investments

The Company accounts for its investments in other companies over which it has significant influence using the equity basis of accounting whereby the investments are initially recorded at cost and subsequently adjusted to recognize the Company’s share of earnings or losses of the investee company and reduced by dividends received. Carrying values of equity investments are reduced to estimated fair value if there is other than a temporary decline in the value of the investment.

(e)	Earnings (Loss) per Share

The Company uses the treasury stock method for the computation and disclosure of diluted earnings (loss) per share.  The treasury stock method is used to determine the dilutive effect of stock options and other dilutive instruments which assume that proceeds received from in-the-money warrants and stock options are used to repurchase common shares at the prevailing market rate.

Basic earnings (loss) per share figures have been calculated using the weighted average number of shares outstanding during the  periods.  Diluted earnings (loss) per share figure are equal to that of basic earnings (loss) per share since the effects of options and warrants have been excluded as they are anti-dilutive.

(f)	Joint Operations

Exploration, development, and production activities may be conducted jointly with others and accordingly, the Company only reflects its proportionate interest in such activities.

(g)	Foreign Currency Translation

The financial statements are presented in Canadian dollars.  Foreign denominated monetary assets and liabilities are translated into their Canadian dollar equivalents using foreign exchange rates which prevailed at the balance sheet date.  Non-monetary items are translated at historical exchange rates, except for items carried at fair value, which are translated at the rate of exchange in effect at the balance sheet date.  Revenue and expenses are translated at average rates of exchange during the year.  Exchange gains or losses arising on foreign currency translation are included in the determination of operating results for the year.

The Company's US subsidiary is an integrated foreign operation and is translated into Canadian dollars using the temporal method.  Monetary items are translated at the exchange rate in effect at the balance sheet date; non-monetary items are translated at historical exchange rates.  Income and expense items are translated at the average exchange rate for the period.  Translation gains and losses are reflected in income (loss) for the year.

(h)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the period.  Actual results could differ from those estimates.  The significant areas requiring management’s estimates relate to the recoverability of the carrying value of the Company’s resource properties, the amounts recorded for depletion and depreciation of oil and natural gas property, properties and equipment, the provision for asset retirement obligations, income tax effects and the determination of fair value of stock-based compensation.  The cost recovery ceiling test is based on estimates of proved reserves, production rates, oil and natural gas prices, future development cost, and other relevant assumptions.  By their nature, these estimates are subject to measurement uncertainty and the effect on the financial statements of changes in such estimates in future periods could be significant.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(i)	Financial Instruments

A financial instrument is any contract that gives rise to a financial asset of one entity and a financial liability or equity instrument to another entity.  Upon initial recognition all financial instruments, including derivatives, are recognized on the balance sheet at fair value, except for certain related party transactions.  Subsequent measurement is then based on the financial instruments being classified into one of five categories: held for trading, held to maturity, loans and receivables, available for sale and other liabilities.

The Company’s financial instruments consist of cash and cash equivalents, accounts receivable, bank line of credit and bridge loan, accounts payable and accrued liabilities, and loans from related parties.  Management has determined that the fair value of these financial instruments approximates their carrying values.

The Company designated its cash and cash equivalents and bank line of credit and bridge loan as held-for-trading, which are measured at fair value.  Receivables are classified under loans and receivables, which are measured at amortized cost. Accounts payable and accrued liabilities and loans from related parties are classified as other financial liabilities, which are measured at amortized cost.

Transaction costs related to the acquisition or issuance of financial instruments are expensed as incurred.

The Company enters into derivative financial instruments to manage its exposure to volatility in commodity prices.  These instruments are not used for trading or other speculative purposes.  For derivative instruments that do qualify as effective accounting hedges, policies and procedures are in place to ensure that documentary and approvals requirements are met. The documentation specifically ties the derivative financial instruments to their use, and in the case of commodities, to the mitigation of market price risk associated with cash flows expected to be generated.  The Company also identifies all relationships between hedging instruments and hedged items, as well as its risk management objective and the strategy for undertaking hedge transactions. This would include linking the particular derivative to specific assets and liabilities or to specific firm commitments or forecasted transactions. Where specific hedges are executed, the Company assesses, both at the inception of the hedge and on an ongoing basis, whether the derivative used in the particular hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item.

Cash flow hedges:  The effective portion of changes in the fair value of financial instruments designated as a cash flow hedge is recognized in other comprehensive income (loss), net of tax, with any ineffective portion being recognized in net income (loss).  Gains and losses are reclassified from other comprehensive income (loss) and recognized in net income (loss) in the same period as the hedged item.

Fair value hedges:  Both the financial instrument designated as the hedging item, and the underlying hedged asset or liability, are measured at fair value.  Changes in the fair value of both the hedging and hedged item are reflected in net income (loss).

Hedge accounting is discontinued prospectively when the derivative no longer qualifies as an effective hedge, or the derivative is terminated or sold, or upon the sale or early termination of the hedged item.  Derivative instruments that qualify as hedges, or have been designated as hedges, are recorded at fair value on inception.  At the end of each reporting period, the change in the fair value of the hedging derivative is recognized in other comprehensive income (loss).  When hedge accounting is discontinued or when the hedged item is sold or early terminated, the amounts previously recognized in accumulated other comprehensive income are reclassified to net income (loss).

Net smelter royalties and related rights to earn or relinquish interests in mineral properties constitute derivative instruments.  No value or discounts have been assigned to such instruments as there is no reliable basis to determine fair value until properties are in development or production and reserves have been determined.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(j)	Future Income Taxes

Future income taxes are recognized for the future income tax consequences attributable to differences between financial statement carrying values and their corresponding tax values (temporary differences).  Future income tax assets and liabilities are measured using substantively enacted income tax rates expected to apply to taxable income in years in which temporary differences are expected to be recovered or settled.  The effect on future income tax assets and liabilities of a change in tax rates is included in income (loss) in the period in which the change occurs.  The amount of future income tax assets recognized is limited to the amount that, in the opinion of management, is more likely than not to be realized.

(k)	Revenue Recognition

Revenues from the sale of oil and natural gas are recorded when title passes to an external party and collectability is reasonably assured.

(l)	Stock-Based Compensation

The Company follows the recommendations of the CICA Handbook in accounting for stock-based compensation. The Company adopted the fair value method for all stock-based compensation. Under the fair value based method, compensation cost is measured at fair value at the date of grant for employee awards and the earlier of performance, performance commitment or vest date for non-employee awards and are expensed over the award's vesting period for officers, directors and employees and over the service life for consultants.  The fair value of options and other stock based awards issued or altered in the period, are determined using the Black-Scholes option pricing model.

(m)	Asset Retirement Obligations

The Company reviews and recognizes legal obligations associated with the retirement of tangible long-lived assets, including rights to explore or exploit natural resources.  When such obligations are identified and measurable, the estimated fair values of the obligations are recognized on a systematic basis over the remaining period until the obligations are expected to be settled.  On recognition of the liability, there is a corresponding increase in the carrying amount of the related assets known as the asset retirement cost, which is depleted on a unit-of-production basis over the life of the assets.  The liability is adjusted each reporting period to reflect the passage of time, with the accretion charged to income (loss), and for revisions to the estimated future cash flows.  Actual costs incurred upon settlement of the obligations are charged against the liability to the extent of the recognized amount.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 3 – SUMMARY OF OTHER SIGNIFICANT ACCOUNTING POLICIES (continued)

(n)	Flow-Through Shares

The Company provides certain share subscribers with a flow-through component for tax incentives available on qualifying Canadian exploration expenditures.  The Company renounces the qualifying expenditures and accordingly is not entitled to the related taxable income deductions from such expenditures.

The Company has adopted the recommendation by the Emerging Issues Committee of the CICA relating to the recording of flow-through shares.  EIC 146 stipulates that future income tax liabilities resulting from the renunciation of qualified resource expenditures by the Company from the issuance of flow-through shares are recorded as a reduction of share capital.  Any corresponding realization of future income tax benefits resulting in the utilization of prior year losses available to the Company not previously recorded, whereby the Company did not previously meet the criteria for recognition, are reflected as part of the Company’s operating results in the period the expenses are renounced to the share subscribers and applicable tax filing have been made with the Canada Revenue Agency.

(o)	Impairment of Long-lived Assets

CICA Handbook, Section 3063, Impairment of Long-lived Assets provides guidance on recognizing, measuring and disclosing the impairment of long-lived assets. The determination of when to recognize an impairment loss for a long-lived asset to be held and used is made when its carrying value exceeds the total undiscounted cash flows expected from its use and eventual disposition. When impairment is indicated other than a temporary decline, the amount of the impairment loss is determined as the excess of the carrying value of the amount over its fair value based on estimated discounted cash flows from use or disposition.

(p)	Comprehensive Income (Loss)

The Company follows CICA Handbook, Section 1530, Comprehensive Income.  Comprehensive income (loss) is defined as the change in equity from transactions and other events from non-owner sources.  Section 1530 establishes standards for reporting and presenting certain gains and losses not normally included in net income or loss, such as unrealized gains and losses related to available for sale securities, gains and losses resulting from the translation of self-sustaining foreign operations, and gains and losses resulting from changes in fair value of effective cash flow hedges, in a statement of comprehensive income (loss).

NOTE 4 – EQUIPMENT

	December 31, 2010			December 31, 2009
		Accumulated			Accumulated
	Cost	Amortization	Net	Cost	Amortization	Net
Office furniture and equipment	$138,709	$84,605	$54,104	$135,804	$71,350	$64,454
Computer equipment	96,528	76,836	19,692	85,020	66,033	18,987
Software	32,334	26,068	6,266	19,802	17,686	2,116
Leasehold improvements	32,433	9,730	22,703	32,433	3,243	29,190
	$300,004	$197,239	$102,765	$273,059	$158,312	$114,747

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 5 – INVESTMENT IN TITAN URANIUM INC.

In December 2006, the Company sold a 90% interest in its uranium properties, consisting of 68 claims and 4 permits totaling 966,969 acres located in the Athabasca Basin, Saskatchewan, Canada, and all related exploration data to Titan Uranium Inc. (“Titan”), a public company traded on the TSX-V, under the following terms:

(a)
Titan issued the Company 17,500,000 fully paid and assessable common shares in the capital of Titan (representing a 36.47% of Titan’s issued and outstanding shares at closing).  Titan issued the Company 3,000,000 transferable common share purchase warrants, entitling the holder to acquire up to 3,000,000 common shares in the capital of Titan at an exercise price of $2.00 per common share for a period of 24 months. These warrants expired unexercised on December 15, 2008;

(b)
The Company retained a 1% Net Smelter Return on all properties and a 10% working interest in each claim, carried by Titan to completed bankable feasibility study after which the Company may elect to participate as to its 10% interest or convert to an additional 1% Net Smelter Return.

The Company accounted for its investment in Titan using the equity method until February 28, 2009, at which point the Company disposed of the majority of its shares in Titan and therefore is no longer qualified for the use of the equity method of accounting.  The Company’s share of losses in Titan under the equity method for the year ended December 31, 2009 was $142,196.   During the year ended December 31, 2009, the Company sold all of its investment in Titan, resulting in a loss of $274,187.

NOTE 6 – RESOURCE PROPERTIES

(a)	Uranium Properties

The carrying value of the Company’s remaining 10% carried interest and 1% net smelter return in the Athabasca Basin was $523,205 as at December 31, 2010 and $533,085 as at December 31, 2009 (Note 5).

(b)	Oil and Gas Properties

As at December 31	2010	2009
	$	$
United States

Oil and gas properties, at cost	30,163,795	30,020,053
Accumulated depletion	-	-
Impairment of oil and gas properties	(1,403,929)	(1,403,929)
	28,759,866	28,616,124
Canada

Oil and gas properties, at cost	30,140,850	26,582,984
Accumulated depletion	(15,196,816)	(10,018,351)
Impairment of oil and gas properties	(3,955,854)	(3,955,854)
	10,988,180	12,608,779

	39,748,046	41,224,903

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 6 – RESOURCE PROPERTIES (continued)

United States Oil and Gas Properties

As at December 31, 2010, the Company holds approximately 110,000 net acres of oil and gas leases in the Piceance, Parados and Uinta Basins in the US Rocky Mountains (2009 – 110,000 net acres).

During the year ended December 31, 2010, the Company sold its entire 72% working interest in certain oil and gas leases in the area of Colorado to an unrelated third party for gross proceeds of $652,405 (US$650,000).

Before determining proved reserves effective December 31, 2009 in March 2010, the Company recognized an impairment of $1,403,929 on the expiry of a number of leases.  The Company performed a ceiling test calculation at December 31, 2010 to assess the recoverable value of its US oil and gas properties.  Based on the calculation, the value of future net revenues from the Company’s US proved reserves exceeded the carrying value of its properties at December 31, 2010.  The benchmark prices used in the calculation are described below.

During the year ended December 31, 2010, the Company capitalized $553,953 (2009 - $313,577) of general and administrative costs to its US properties. During fiscal 2010 and 2009, the Company did not have any production from its US oil and gas properties and accordingly did not deplete any of its US oil and gas properties.

Natural gas
(Henry Hub)
US$ / mmbtu
2011	5.36
2012	5.60
2013	5.78
2014	5.95
2015	6.13
2016	6.33
2017	6.54
2018	6.75
2019	6.96
2020	7.18
2021	7.39
2022 and thereafter	7.66
* At December 31, 2010, the US$ to CAD$ exchange rate was 0.9946.

Canadian Oil and Gas Properties

As at December 31, 2010, the Company holds approximately 13,000 net acres of oil and gas leases in the Peach River Arch of northwestern British Columbia and northeastern Alberta of Canada (2009 – 20,000 net acres).

During the year ended December 31, 2010, the Company sold its entire 90% working interest in the Buick Creek area to an unrelated third party for gross proceeds of $951,566. This property disposition did not result in more than 20% change in depletion; accordingly there was no gain or loss recognized on the disposition.

During the year ended December 31, 2009, the Company sold 100% of its working interest in the Carson Creek area to an unrelated third party for gross proceeds of $2,100,000.  In addition, the Company sold a 25% working interest in its Drake/Woodrush properties for gross proceeds of $4,500,000, 5% of which was purchased by a private company controlled by the Chief Executive Officer (“CEO”) of the Company in settlement of debt of $911,722 (Note 8). This related party transaction has been measured at the agreed to exchange amount as there was a substantive change in ownership of the transferred asset that is supported by independent evidence of fair value. The Company still retained 75% working interest in the Drake/Woodrush properties as at December 31, 2010

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 6 – RESOURCE PROPERTIES (continued)

Depletion and depreciation is computed using the unit-of-production method based on the estimated net proven reserves of oil and gas determined by independent consultants. The calculation of amortization and depletion included an estimated $3,264,000 (2009 - $2,289,000) for future development costs associated with proved undeveloped reserves and excluded $Nil (2009 - $915,782) for the carrying amount of unproved properties.

For the year ended December 31, 2010, $694,628 (2009 - $322,200) of geological and geophysical consultant costs and general and administrative expenses were capitalized to its Canadian oil and gas properties.

The Company performed a ceiling test calculation at December 31, 2010 to assess the recoverable value of the properties.  The oil and gas future prices are based on the commodity price forecast of independent reserve evaluators.  Based on these assumptions, the undiscounted value of future net revenues from the Company’s proved reserves were more than the carrying value of oil and gas properties at December 31, 2010. As a result, the Company recorded an impairment of oil and gas properties of $Nil (2009 - $3,955,854).

The benchmark prices on which the December 31, 2010 ceiling test is based are as follows:

	Natural gas	Condensate	Crude oil
	(AECO)	(Edmonton Pentanes Plus)	(Edmonton Par)
	Cdn $ / mmbtu	Cdn $ / bbl	Cdn $ / bbl
2011	4.16	90.54	86.22
2012	4.74	91.96	89.29
2013	5.31	92.74	90.92
2014	5.77	94.82	92.96
2015	6.22	98.12	96.19
Each benchmark price increased on average approximately 2% from 2016 and thereafter

NOTE 7 – BANK LINE OF CREDIT AND BRIDGE LOAN

In August 2008, the Company secured a revolving operating loan facility with a Canadian Bank for up to $7,000,000, subject to certain production targets.  This facility collateralized by DEAL’s oil and gas properties in Canada, bore interest at Canadian prime plus 1% per annum.  In accordance with the terms of the facility, the Company was required to maintain an adjusted working capital ratio of not less than 1.10:1.  The adjusted working capital ratio is defined as the ratio of (i) current assets plus any undrawn availability under the facility, to (ii) current liabilities less any amount drawn under the facility.

During the year ended December 31, 2009, the terms of the bank line of credit were amended. The facility was reduced from $7,000,000 to $1,780,000 and the interest rate was adjusted to Canadian prime plus 2%. As at December 31, 2009, $850,000 of this facility was utilized and the Company was in compliance with the working capital ratio requirement. In January 2010, the terms of the bank line of credit were further amended. The facility was reduced from $1,780,000 to $1,000,000. In March 2010, the bank line of credit was paid off in full in cash.

In March 2010, the Company negotiated a credit facility for a bridge loan of up to $5,000,000. This facility is secured by a first floating charge over all assets of DEAL, bears interest at 12% per annum and was due September 22, 2010 but was extended to March 31, 2011.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 7 – BANK LINE OF CREDIT AND BRIDGE LOAN (continued)

By agreement, certain terms of the facility were amended such that the credit limit is reduced by $100,000 per month and the Company is required to make monthly principal payments of $100,000 commencing November 30, 2010 with the borrowing subject to the drawdown fee adjusted to 2% from 1% on any amounts drawn and the deferred fee lowered to 1% from 2% on any repayments with no change in interest rate. Additionally, the due date of bridge loan is extended to March 31, 2011 and can be further extended for a maximum of 3 months subject to a 1% extension fee per month on the outstanding loan balance. In March 2011, the lender approved to extend the due date of the loan to April 30, 2011 and the Company is in discussion with the lender for further extension.

During the year ended December 31, 2010, the Company made monthly principal payment of $100,000 and reduced the outstanding balance to $4,800,000. This facility is used to support the development of its oil and gas properties in the Drake/Woodrush area.

According to the terms of the facility, DEAL is required to maintain (a) a working capital ratio of not less than 1:1; (b) a debt to equity ratio within 0.5:1; and (c) a debt to trailing cash flow ratio within 2.5:1. The working capital ratio is defined as the ratio of (i) current assets (including any undrawn and authorized availability under the facility as cash) to (ii) current liabilities (excluding outstanding balances of the facility unless past due). The debt to equity ratio is defined as the ratio of (i) debt (secured debt plus working capital deficit or minus working capital surplus) to (ii) equity (shareholder equity plus retained earnings or minus deficit plus formally postponed shareholder and related party advances). The debt to trailing cash flow ratio is defined as the ratio of (i) debt (secured debt plus working capital deficit or minus working capital surplus) to (ii) cash flow (net income plus all non-cash charges). As at December 31, 2010, the Company is in compliance with all covenants.

NOTE 8 – LOANS FROM RELATED PARTIES

(a)	Loan from Hodgkinson Equity Corporation (“HEC”)

HEC loan to DEAL

On May 15, 2008, DEAL issued a promissory note for up to $2,000,000 to HEC, a private company controlled by the CEO of the Company. The promissory note was collateralized by the assets, equipment, fixtures and accounts receivable of DEAL, bears interest at the Royal Bank of Canada Prime Rate per annum, and has a loan fee of 1% of the outstanding amount per month. The principal, interest and loan fee were payable on demand after August 15, 2008.  Upon securing the bank line of credit in August 2008 (note 7), HEC signed a subordination and postponement agreement which restricted the principal repayment of the promissory note subject to the bank’s prior approval and DEAL meeting certain loan covenants. As at December 31, 2008, $1,950,000 had been advanced on the promissory note. Repayments of $150,000 were made during fiscal 2009. As at June 22, 2009, a balance of $1,800,000 remained outstanding and the debt was assumed from DEAL by the Company.

HEC loan to the Company

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with HEC in regard to the outstanding debt of $1,800,000 assumed from DEAL by the Company.  Pursuant to the agreements, $450,000 of the debt was converted into 1,363,636 units consisting of 1,363,636 common shares and 681,818 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be $450,000 with an estimated fair value of $0.33 per unit based on the share trading price and other relevant information. The remaining $1,350,000 of outstanding debt was converted into a 12% note due on January 1, 2011 and the Company was required to pay a 3% fee on the outstanding balance of the loan as at December 31, 2009.  As a result of the sale of 5% working interest in the Drake/Woodrush area to HEC in December 2009 (effective June 1, 2009), both parties agreed to reduce the loan balance by the purchase price of $911,722 including taxes and adjustments (Note 6). In addition, the loan balance was further reduced by a payment of $50,351.  As at December 31, 2009, a balance of $387,927 remained outstanding.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 8 – LOANS FROM RELATED PARTIES (continued)

In December 2010, a repayment of $137,927 was made to HEC by the Company. As at December 31, 2010, a balance of $250,000 remained outstanding. Subsequent to December 31, 2010, the loan was repaid in full in cash.

(b)	Loan from Brownstone Ventures Inc. (“Brownstone”)

On June 22, 2009, as amended on September 30, 2009 and December 31, 2009, the Company entered into an agreement with Brownstone in regard to the promissory note of $4,604,040 (US$3,780,000). Brownstone owns more than 10% of outstanding common shares of the Company and one of Brownstone’s directors also serves on the board of directors of the Company. Pursuant to the agreement, $2,200,000 (US$2,000,000) of the debt was converted into 6,666,667 units consisting of 6,666,667 common shares and 3,333,333 common share purchase warrants exercisable at a price of $0.55 for a period of 5 years.  The fair value of the units was estimated to be US$2,000,000 with an estimated value of US$0.30 per unit based on the Company’s share price and other relevant information.  The remaining $2,070,140 (US$1,780,000) of the debt was converted into a Canadian dollar denominated 12% note due on January 1, 2011. The note is secured by the assets of Dejour USA.

As part of the debt settlement agreement dated June 22, 2009, the Company also issued Brownstone 2,000,000 common share purchase warrants exercisable at $0.50 for a period of 2 years, with an issuer option to force the exercise of the warrants if the Company’s common shares trade at a price of $0.80 or greater for 30 consecutive calendar days.  The fair value of the warrants of $169,000 has been recorded in contributed surplus and fully amortized as finance fees over the life of the note. The fair value of the warrants was estimated on the grant date using the Black-Scholes option pricing model using a volatility rate of 89.41% and risk-free interest rate of 1.23% for a term of 18 months.

As at December 31, 2009, a balance of $1,957,474 remained outstanding comprised of the loan balance of $2,070,140 minus the unamortized portion of finance fees of $112,666. In December 2010, the loan was repaid in full in cash.

NOTE 9 – ASSET RETIREMENT OBLIGATIONS

The total future asset retirement obligations were estimated based on the Company’s net ownership interest in all wells and facilities, the estimated cost to abandon and reclaim the wells and facilities and the estimated timing of the cost to be incurred in future periods.  The Company estimated the total undiscounted amount of the cash flows required to settle the retirement obligations related to its oil and gas properties in Canada as at December 31, 2010 to be $1,068,106.  These obligations are expected to be primarily settled in 2019.  A credit adjusted risk-free rate of 9% and an inflation rate of 2.0% was used to calculate the present value of the asset retirement obligations.

Balance at December 31, 2008	$363,109
Change in estimate	(154,160)
Accretion expense	12,863
Actual costs incurred	(13,296)

Balance at December 31, 2009	208,516
Liabilities incurred during the year	300,200
Accretion expense	32,502

Balance at December 31, 2010	$541,218

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 10 – SHARE CAPITAL

Authorized:	Unlimited common voting shares, no par value
Unlimited first preferred shares, issuable in series
Unlimited second preferred shares, issuable in series

	Common
	Shares	Value

Balance at December 31, 2008	73,651,882	$64,939,177
- For cash on exercise of stock options	631,856	273,223
- For settlement of debt (Note 8)	8,030,303	2,650,000
- For cash by private placements, net of share issuance costs	13,476,997	4,549,882
- Contributed surplus reallocated on exercise of stock options	-	147,222

Balance at December 31, 2009	95,791,038	72,559,504

- General share issuance costs	-	(130,593)
- For cash by private placements, net of share issuance costs	14,389,507	4,114,101
- Renounced flow through share expenditures	-	(968,000)

Balance at December 31, 2010	110,180,545	$75,575,012

During the year ended December 31, 2010, the Company completed the following:

In December 2010, the Company renounced $1,767,567 flow-through funds to investors, using the general rule. The flow-through funds had been fully spent by December 31, 2010. As a result of the renunciation, future income tax recovery of $504,000 was recognized against share capital.

In December 2010, the Company completed a private placement and issued 2,339,315 flow-through shares at $0.38 per share. Gross proceeds raised were $888,940.  In connection with this private placement, the Company paid finders’ fees of $53,337 and other related costs of $61,862. The Company also issued 140,359 agent’s warrants, exercisable at $0.38 per share on or before December 23, 2011. The grant date fair values of the agent’s warrants, estimated to be $4,211, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity. Directors and Officers of the Company purchased 513,157 shares of this offering.

In November 2010, the Company completed a private placement and issued 7,142,858 units at $0.28 per unit. Each unit consists of one common share and 0.65 of a common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.40 per share on or before November 17, 2015. Gross proceeds raised were $2,000,000. In connection with this private placement, the Company paid finders’ fees of $120,000 and other related costs of $123,423. The grant date fair values of the warrants, estimated to be $381,078, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In September 2010, the Company completed a private placement and issued 2,000,000 flow-through shares at $0.375 per share. Gross proceeds raised were $750,000.  In connection with this private placement, the Company paid finders’ fees of $37,500 and other related costs of $38,890.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 10 – SHARE CAPITAL (continued)

In March 2010, the Company completed a private placement and issued 2,907,334 flow-through units at $0.35 per unit. Each unit consists of one common share and one-half of a common share purchase warrant. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.45 per share on or before March 3, 2011. Gross proceeds raised were $1,017,567.  In connection with this private placement, the Company paid finders’ fees of $54,575 and other related costs of $52,819. The Company also issued 37,423 agent’s warrants, exercisable at $0.45 per common share on or before March 3, 2011. The grant date fair values of the warrants and agent’s warrants, estimated to be $45,563 and $2,245 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity. Directors and Officers of the Company purchased 412,500 units of this offering and no finders’ fee was paid on their participation in the offering.

In January 2010, the Company renounced $1,626,199 flow-through funds to investors, using the look-back rule. Of this $1,626,199, $1,049,407 of renounced Canadian Exploration Expenditures (“CEEs”) had been spent by December 31, 2009 and the remaining flow-through funds had been fully spent by February 28, 2010. As a result of the renunciation, future income tax recovery of $464,000 was recognized against share capital.

During the year ended December 31, 2009:

In December 2009, the Company completed a private placement and issued 10,766,665 units at US$0.30 per unit. Each unit consists of 10,766,665 common shares and 8,075,000 share purchase warrants, exercisable at US$0.40 per common share on or before December 23, 2014. Gross proceeds raised were $3,425,060 (US$3,230,000). In connection with this private placement, the Company paid finders’ fees of $203,180 and other related costs of $140,788. The Company also issued 645,999 agent’s warrants, exercisable at US$0.46 per common share on or before November 3, 2014. The grant date fair values of the warrants and agent’s warrants, estimated to be $888,250 and $71,060 respectively, have been included in share capital on a net basis and accordingly have not been recorded as a separate component of shareholders’ equity.

In October 2009, the Company completed a private placement and issued 2,710,332 flow-through common shares (“FTS”) at $0.60 per flow-through common share. Gross proceeds raised were $1,626,199.  In connection with this private placement, the Company paid finders’ fees of $83,980 and other related costs of $73,427.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 11 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS

The Stock Option Plan (the “Plan”) is a 10% “rolling” plan pursuant to which the number of common shares reserved for issuance is 10% of the Company’s issued and outstanding common shares as constituted on the date of any grant of options.

The Plan provides for the grant of options to purchase common shares to eligible directors, senior officers, employees and consultants of the Company (“Participants”). The exercise periods and vesting periods of options granted under the Plan are to be determined by the Board of Directors. The expiration of any option will be accelerated if the participant’s employment or other relationship with the Company terminates. The exercise price of an option is to be set by the Board of Directors at the time of grant but shall not be lower than the market price (as defined in the Plan) at the time of grant.

During the year ended December 31, 2010, the Company granted 3,573,000 (2009 – 3,312,000) options to its officers, directors, consultants, employees and advisors. In addition, 1,043,182 (2009 – 5,461,842) options were cancelled or expired with a weighted average exercise price at $0.43 (2009 - $1.46).

As at December 31, 2010, there were 6,946,500 options outstanding with a weighted average exercise price at $0.40, of which 3,250,075 were vested. The vested options can be exercised for periods ending up to July 25, 2015 to purchase common shares of the Company at prices ranging from $0.35 to $0.45 per common share.

The Company expenses the fair value of all stock options granted over their respective vesting periods for directors and employees and over the service life for consultants. The fair value of the options granted during the year ended December 31, 2010 was determined to be $739,200 (2009 - $930,250). The Company determined the fair value of stock options granted using the Black-Scholes option pricing model using the following weighted average assumptions: Expected option life of 4.85 years (2009 – 3.94 years), risk-free interest rate of 2.37% (2009 – 1.66%) and expected volatility of 86.36% (2009 – 100.52%).

During the year ended December 31, 2010, the Company recognized a total of $620,301 (2009 - $697,467) of stock based compensation relating to the vesting of options.

As at December 31, 2010, there were 3,696,425 unvested options included in the balance of the outstanding options. As of December 31, 2010, there was $919,267 of total unrecognized compensation cost related to non-vested stock options. That cost is expected to be recognized over a weighted average period of 2.29 years.  The following table summarizes information about stock option transactions:

		Weighted	Weighted Average
	Number of	Average Exercise	Remaining
	Options	Price	Contractual Life
Balance, December 31, 2008	7,198,380	$1.22	2.94 years
Options granted	3,312,000	0.46
Options exercised	(631,856)	0.43
Options cancelled (forfeited)	(5,287,478)	1.45
Options expired	(174,364)	1.72

Balance, December 31, 2009	4,416,682	0.45	3.54 years
Options granted	3,573,000	0.35
Options cancelled (forfeited)	(400,000)	0.39
Options expired	(643,182)	0.46

Balance, December 31, 2010	6,946,500	$0.40	3.47 years

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 11 – STOCK OPTIONS AND SHARE PURCHASE WARRANTS (continued)

Details of stock options vested and exercisable as at December 31, 2010 are as follows:

Number of Options Outstanding and vested	Exercise Price	Weighted Average Remaining Contractual Life (Years)
1,565,250	$0.35	4.12
1,684,825	$0.45	2.64

3,250,075	$0.40	3.35

The following table summarizes information about warrant transactions:

	Outstanding Warrants	Weighted Average Excercise Price	Weighted Average Remaining Contractual Life

Balance, December 31, 2008	2,104,129	$3.35	0.40 years
Warrants issued	14,736,150	0.47
Warrants expired	(2,104,129)	3.35

Balance, December 31, 2009	14,736,150	$0.47	4.36 years
Warrants issued	6,274,305	0.41

Balance, December 31, 2010	21,010,455	$0.44	3.45 years

Details of warrants outstanding as at December 31, 2010 are as follows:

Number of Warrants Outstanding	Exercise Price		Weighted Average Remaining Contractual Life (Years)
140,359		$0.38	0.98
4,642,856		$0.40	4.88
1,491,090		$0.45	0.17
2,000,000		$0.50	0.47
4,015,151		$0.55	3.47
8,075,000	US$	0.40	3.98
645,999	US$	0.46	3.84

21,010,455

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 12 – CONTRIBUTED SURPLUS

Details of changes in the Company's contributed surplus balance are as follows:

Balance at December 31, 2008	$5,895,560
Stock compensation on vesting of options	697,467
Value of conversion feature on convertible debenture	(147,222)
Allocated to share capital on exercise of options	169,000

Balance at December 31, 2009	6,614,805
Stock compensation on vesting of options	620,301

Balance at December 31, 2010	$7,235,106

NOTE 13 – SUPPLEMENTAL CASH FLOW INFORMATION

a.	Changes in operating non-cash working capital consisted of the following:

		2010	2009
	Changes in non-cash working capital:
	Accounts receivable	$36,147	$115,922
	Prepaids and deposits	33,528	30,801
	Accounts payable and accrued liabilities	(180,737)	(1,088,287)
		$(111,062)	$(941,564)

	Comprised of:
	Operating activities	$533,411	$(47,977)
	Investing activities	(402,811)	(1,187,318)
	Financing activities	(241,662)	293,731
		$(111,062)	$(941,564)

	Other cash flow information:
	Cash paid for interest	$576,549	$569,192
	Income taxes paid	-	-
		$576,549	$569,192

b.	Except as disclosed elsewhere, the Company had the following non-cash transactions:

	Supplemental schedule of non-cash transactions
	Common shares issued for settlement of debt (Note 8)	$-	$2,650,000
	Sale of resource property for settlement of debt (Note 8)	$-	$911,721
	Contributed surplus as common share capital upon exercise of stock options (Note 10)	$-	$147,222

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 14 – RELATED PARTY TRANSACTIONS

Except as disclosed elsewhere, during the years ended December 31, 2010 and 2009, the Company entered into the following transactions with related parties:

(a)
The Company incurred a total of $520,152 (2009 - $682,618) in consulting and professional fees and a total of $Nil (2009 - $90,714) in rent expenses to the companies controlled by officers of the Company.  The consulting and professional fees are included in general and administrative expenses. Included in accounts payable and accrued liabilities at December 31, 2010 is $12,000 (December 31, 2009 - $Nil) owing to a company controlled by an officer of the Company. Included in the total consulting and professional fees incurred during 2009 was $107,000 paid to a former senior officer of the Company to terminate his consulting agreement.

(b)
The Company incurred a total of $268,440 (2009 - $382,748) in interest expense and finance fee to the company controlled by an officer of the Company and Brownstone. Included in accounts payable and accrued liabilities at December 31, 2010 is $Nil (December 31, 2009 - $47,523) owing to the company controlled by an officer of the Company.

(c)	Included in interest and other income is $30,000 (2009 - $30,000) received from the companies controlled by officers of the Company for rental income.

(d)	Included in interest and other income is $Nil (2009 - $114,200) received from Brownstone for consulting services.

(e)
In December 2009, the company controlled by the CEO of the Company became a 5% working interest partner in the Drake/Woodrush properties.  Included in accounts payable and accrued liabilities at December 31, 2010 is $166,139 (December 31, 2009 - $63,679) owing to a company controlled by an officer of the Company.

(f)
In July 2008, Brownstone became a 28.53% working interest partner in the US oil and gas properties. Included in accounts receivable at December 31, 2010 is $169,687 (December 31, 2009 - $69,221) owing from Brownstone.

(g)
In December 2010, the Company sold its entire 90% working interest in the Buick Creek area to an unrelated third party for gross proceeds of $951,566, in which HEC had a 10% working interest in the property.

These transactions are measured at the exchange amount established and agreed to by the related parties.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 15 – FUTURE INCOME TAXES

The actual income tax provisions differ from the expected amounts calculated by applying the Canadian combined federal and provincial corporate income tax rates to the Company’s loss before income taxes.  The components of these differences are as follows:

	2010	2009

Loss before income taxes	$(6,132,878)	$(13,940,058)
Corporate tax rate	30.00%	30.00%

Expected tax recovery	(1,839,863)	(4,182,017)
Increase (decrease) resulting from:
Differences in foreign tax rates and change in effective tax rates	355,931	695,723
Impact of foreign exchange rate changes	(47,332)	(101,005)
Change in future tax asset valuation allowance	1,060,163	3,028,499
Stock based compensation, share issue costs and other permanent differences	(39,020)	(231,005)
Other adjustments	(457,879)	(343,335)

Future income taxes recovery	$(968,000)	$(1,133,140)

The Company’s tax-effected future income tax assets and liabilities are made up as follows:

		2010	2009

Future income tax assets
	Non-capital losses available	$7,753,960	$6,829,131
	Capital losses available	1,042,668	1,365,955
	Resource tax pools in excess of net book value	1,632,981	1,204,440
	Share issue costs and other	257,182	227,102
		10,686,791	9,626,628

Future income tax liabilities
	Long term investments	-	-
	Net book value in excess of resource tax pools	-	-
		-	-

Net future income tax assets		10,686,791	9,626,628

Valuation allowance		(10,686,791)	(9,626,628)

Net future income tax liabilities		$-	$-

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 15 – FUTURE INCOME TAXES (continued)

The Company has the approximate amounts of tax pools available as follows:

	2010	2009
As at December 31	$	$

Canada:
Exploration and development expenditures	16,047,000	18,477,000
Unamortized share issue costs	1,003,000	772,000
Capital losses	8,242,000	5,274,000
Non-capital losses	15,997,000	12,764,000
	41,289,000	37,287,000

United States:
Exploration and development expenditures	27,146,000	27,099,000
Non-capital losses	10,009,000	9,384,000
	37,155,000	36,483,000

Total	78,444,000	73,770,000

The exploration and development expenditures can be carried forward to reduce future income taxes indefinitely. The Company’s non-capital losses in Canada expire between 2015 and 2030 and the United States non-capital losses expire between 2026 and 2030.

NOTE 16 – COMMITMENT

In connection with the issuance of flow through shares by the Company during the year ended December 31, 2010, the Company is required to expend $2.7 million of eligible exploration expenditures by December 31, 2011. $1.8 million was expended by December 31, 2010.

In connection with the issuance of flow through shares by the Company during the year ended December 31, 2009, the Company is required to expend $1.6 million of eligible exploration expenditures by December 31, 2010. $1 million was expended by December 31, 2009 and $0.6 million was expended by December 31, 2010.

The Company has entered into lease agreements on office premises for its various locations.  Under the terms of the leases, the Company is required to make minimum annual payments.  Future minimum annual lease payments under the leases are as follows:

2011	$215,784
2012	151,966
2013	73,051
2014	48,701
$489,502

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 17 – SEGMENTED DISCLOSURE

As at December 31, 2010 and 2009, the Company’s significant assets, losses and revenue by geographic location were as follows:

	2010	2009
Canada
Revenue	$8,153,549	$6,785,995
Interest and other income	36,602	302,824
Future income tax recovery (expense)	968,000	1,133,140
Segmented loss	(4,332,693)	(10,969,741)
Assets:
Current Assets	5,147,727	3,254,900
Deposits	396,875	391,870
Equipment, net	76,806	85,664
Uranium properties	523,205	533,085
Oil and gas properties, net	10,988,181	12,608,779
	17,132,794	16,874,298
U.S.A.
Revenue	-	-
Interest and other income	-	114,200
Segmented loss	(832,185)	(1,837,177)
Assets:
Current Assets	391,162	328,836
Deposits	45,387	37,536
Equipment, net	25,959	29,083
Oil and gas properties, net	28,759,865	28,616,124
	29,222,372	29,011,578
Total assets	$46,355,166	$45,885,876

NOTE 18 – LITIGATION

The Company was involved in a termination claim and litigation from a former officer and director.  In February 2010, both parties agreed to settle the claim and the Company made a settlement payment of $100,000 to the former director and officer.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 19 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY

The Company is engaged primarily in oil and gas exploration and production and manages related industry risk issues directly.  The Company may be at risk for environmental issues and fluctuations in commodity pricing.
The Company’s functional currency is the Canadian dollar. The Company operates in foreign jurisdictions, giving rise to significant exposure to market risks from changes in foreign currency rates.  The financial risk is the risk to the Company's operations that arises from fluctuations in foreign exchange rates and the degree of volatility of these rates.  Currently, the Company does not use derivative instruments to reduce its exposure to foreign currency risk.

The Company also has exposure to a number of risks from its use of financial instruments including: credit risk, liquidity risk, and market risk.  This note presents information about the Company’s exposure to each of these risks and the Company’s objectives, policies and processes for measuring and managing risk, and the Company’s management of capital.

The Board of Directors has overall responsibility for the establishment and oversight of the Company’s risk management framework.  The Board has implemented and monitors compliance with risk management policies.  The Company’s risk management policies are established to identify and analyze the risks faced by the Company, to set appropriate risk limits and controls, and to monitor risks and adherence to market conditions and the Company’s activities.

(a)	Credit Risk

Credit risk arises from credit exposure to joint venture partners and marketers included in accounts receivable. The maximum exposure to credit risk is equal to the carrying value of the financial assets.

The Company is exposed to third party credit risk through its contractual arrangements with its current or future joint venture partners, marketers of its petroleum and natural gas production and other parties. In the event such entities fail to meet their contractual obligations to the Company, such failures may have a material adverse effect on the Company’s business, financial condition, and results of operations.

The objective of managing the third party credit risk is to minimize losses in financial assets. The Company assesses the credit quality of the partners, taking into account their financial position, past experience, and other factors. The Company mitigates the risk of collection by obtaining the partners’ share of capital expenditures in advance of a project and by monitoring accounts receivable on a regular basis. As at December 31, 2010 and 2009, no accounts receivable has been deemed uncollectible or written off during the year.

(b)	Liquidity Risk

Liquidity risk is the risk that the Company will not be able to meet its financial obligations as they become due.  The Company’s approach to managing liquidity is to ensure, as far as possible, that it will have sufficient liquidity to meet its liabilities when due, under both normal and stressed conditions without incurring unacceptable losses or risking harm to the Company’s reputation.

As the industry in which the Company operates is very capital intensive, the majority of the Company’s spending is related to its capital programs.  The Company prepares annual capital expenditure budgets, which are regularly monitored and updated as considered necessary.  Further, the Company utilizes authorizations for expenditures on both operated and non-operated projects to further manage capital expenditures.  To facilitate the capital expenditure program, the Company has a bridge loan credit facility (note 7).  The Company also attempts to match its payment cycle with collection of oil and natural gas revenues on the 25th of each month.

Accounts payable are considered due to suppliers in one year or less while the bank line of credit was repaid in full during the year ended December 31, 2010. The bridge loan, which is in discussion with the lender for further extension, is due in April 2011.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 19 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(c)	Market Risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, commodity prices, and interest rates will affect the Company’s net earnings or the value of financial instruments.  The objective of market risk management is to manage and control market risk exposures within acceptable limits, while maximizing returns.  The Company utilizes financial derivatives to manage certain market risks.  All such transactions are conducted in accordance with the risk management policy that has been approved by the Board of Directors.

(i)	Foreign Currency Exchange Risk

Foreign currency exchange rate risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in foreign exchange rates.  Although substantially all of the Company’s oil and natural gas sales are denominated in Canadian dollars, the underlying market prices in Canada for oil and natural gas are impacted by changes in the exchange rate between the Canadian and United States dollars.  Given that changes in exchange rate have an indirect influence, the impact of changing exchange rates cannot be accurately quantified.  The Company had no forward exchange rate contracts in place as at or during the year ended December 31, 2010 and 2009.

The Company was exposed to the following foreign currency risk at December 31:

	2010	2009
Expressed in foreign currencies	US$	US$
Cash and cash equivalents	604,785	1,526,455
Accounts receivable	169,687	69,221
Accounts payable and accrued liabilities	(228,767)	(263,048)
Balance sheet exposure	545,705	1,332,628

The following foreign exchange rates applied for the year ended and as at December 31:

	2010	2009
YTD average USD to CAD	0.9946	1.1420
December 31, reporting date rate	1.0305	1.0510

The Company has performed a sensitivity analysis on its foreign currency denominated financial instruments. Based on the Company’s foreign currency exposure noted above and assuming that all other variables remain constant, a 10% appreciation of the US dollar against the Canadian dollar would result in the decrease of net loss of $54,276 at December 31, 2010 (2009 - $140,059). For a 10% depreciation of the above foreign currencies against the Canadian dollar, assuming all other variables remain constant, there would be an equal and opposite impact on net loss.

The accompanying notes are an integral part of these consolidated financial statements.

(ii)	Interest Rate Risk

Interest rate risk is the risk that future cash flows will fluctuate as a result of changes in market interest rates.  During the year ended December 31, 2010, interest rate fluctuations on the Company’s credit facility have no significant impact on its net loss because the floating rate debt was repaid in full in early 2010 and the Company had no floating rate debt at December 31, 2010. In the prior year, the Company was exposed to interest rate fluctuations on its credit facility which bore a floating rate of interest.  The Company had no interest rate swaps or financial contracts in place at or during the year ended December 31, 2010 and 2009.

NOTE 19 – FINANCIAL INSTRUMENTS, RISK MANAGEMENT AND CAPITAL MANAGEMENT STRATEGY (continued)

(iii)	Commodity Price Risk

Commodity price risk is the risk that the fair value of financial instruments or future cash flows will fluctuate as a result of changes in commodity prices.  Commodity prices for oil and natural gas are impacted by world economic events that dictate the levels of supply and demand.  The Company has attempted to mitigate commodity price risk through the use of financial derivative sales contracts.  The Company had no risk management contracts in place at December 31, 2010. As at December 31, 2009, the Company had a natural gas derivatives contract for 600 gigajoules (“GJ”) per day for the period from November 1, 2009 to April 30, 2010. This contract consisted of a CAD$4.47 per GJ forward sale agreement.  As at December 31, 2009, the Company also had a crude oil derivatives contract for 100 barrels (“bbl”) per day for the period from September 1, 2009 to April 30, 2010. This contract consisted of a CAD$81.60 per bbl forward sale agreement. For the year ended December 31, 2010, the Company recognized in income a realized gain of $67,923 on the risk management contracts in place during the year (2009 - $315,270).

(d)	Capital Management Strategy

The Company’s policy on capital management is to maintain a prudent capital structure so as to maintain financial flexibility, preserve access to capital markets, maintain investor, creditor and market confidence, and to allow the Company to fund future development.  The Company considers its capital structure to include share capital, cash and cash equivalents, bridge loan, loans from related parties, and working capital.  In order to maintain or adjust capital structure, the Company may from time to time issue shares or enter into debt agreements and adjust its capital spending to manage current and projected operating cash flows and debt levels.

The Company’s current borrowing capacity is based on the lender’s review of the Company’s oil and gas reserves. The Company is also subject to various covenants. Compliance with these covenants is monitored on a regular basis and at December 31, 2010, the Company is in compliance with all covenants (note 7).

The Company’s share capital is not subject to any external restrictions. The Company has not paid or declared any dividends, nor are any contemplated in the foreseeable future.  There have been no changes to the Company’s capital management strategy during the year ended December 31, 2010.

The accompanying notes are an integral part of these consolidated financial statements.

NOTE 20 – SUBSEQUENT EVENTS

(a)	Stock Options

Subsequent to December 31, 2010, the Company granted a total of 3,562,500 incentive stock options with a weighted average exercise price at $0.35 per share to independent directors, management, officers, employees and consultants of the Company. The options can be exercised for periods ending up to March 15, 2014.

(b)	Private Placement

In February 2011, the Company completed a private placement of 11,010,000 units at US $0.30 per unit. Each unit consists of one common share and one-half of one common share purchase warrant. Each whole warrant entitles the holder to acquire one additional common share of the Company at US$0.35 per common share on or before February 10, 2012. Gross proceeds raised were US$3,303,000. In connection with this private placement, the Company paid finders’ fees of US$199,710 in cash.

(c)	Loan from related party

Subsequent to December 31, 2010, the Company repaid the HEC loan in full in cash.

NOTE 20 – SUBSEQUENT EVENTS (continued)

(d)	Derivative Financial Instruments

The Company uses commodity derivative financial instruments to manage its exposure to commodity price risk associated with the sale of its future crude oil and provide the Company with downside protection insurance on the decrease of commodity prices.

As at February 23, 2011, the Company had the following put options, allowing the Company the right, but not the obligation, to sell Western Texas Instrument (“WTI”) crude oil:

Crude oil Contract	Contract Month	Volume	Price per barrel
WTI Crude oil put options	April 2011	6,000 barrels per month	US$	93
WTI Crude oil put options	May 2011	6,000 barrels per month	US$	93
WTI Crude oil put options	June 2011	6,000 barrels per month	US$	93
WTI Crude oil put options	July 2011	6,000 barrels per month	US$	93

(e)	Joint Venture Agreement

In February 2011, the Company entered into an exploration joint venture with a NYSE listed company (“US Oilco”) related to certain of its Canadian landholdings.  Terms of the joint venture include an option payment to the Company to a maximum of $1 million tied to its achievement of specific objectives in the first quarter of 2011.

Upon satisfactory achievement of the initial objectives, it is contemplated that the joint venture will fund land purchases of up to $5 million of any new lands, and in addition fund the drilling of two horizontal wells (combined US$9 million estimate).  US Oilco will pay 65% of the costs to earn a 50% working interest on any new lands purchased and 80% of the drilling costs to earn a 50% working interest in the current lands.  As contemplated by the agreement, the Company and US Oilco would continue to develop the project on an ongoing 50/50 basis beyond the earning period.

(f)	Change of Company Name

On March 9, 2011, the Company changed its name from Dejour Enterprises Ltd. to Dejour Energy Inc.

(g)	Bridge Loan

In March 2011, the lender approved to extend the due date of the loan to April 30, 2011 and the Company is in discussion with the lender for further extension.

The accompanying notes are an integral part of these consolidated financial statements.